Exhibit 99.3

Fanhua Announces Appointments of COO and CDO

GUANGZHOU, China, March 28, 2022, Eastern Daylight Time, (GLOBE NEWSWIRE) -- The board of directors (the “Board”) of Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that Mr. Lichong Liu (“Mr. Liu”) has been appointed as the vice president and chief operating officer (“COO”) of the Company to oversee corporate operations, and that Mr. Jun Li (“Mr. Li”) has been appointed as the vice president and chief digital officer (“CDO”) of the Company to accelerate the Company’s digital transformation, effective immediately.

Mr. Lichong Liu joined Fanhua in 2006, and has previously served in various leadership positions including chairman and chief executive officer of Fanhua Insurance Sales Service Group Company Limited, the onshore holding company of Fanhua’s main operating entities, vice president of Fanhua’s life insurance unit, and general manager of Fanhua Hebei and Shandong agency branches. Prior to that, he had held various managerial roles in leading life insurance companies in China. Mr. Liu holds a bachelor’s degree of Finance from Renmin University of China and a master’s degree of Advanced Business Administration from the Business School of The Hong Kong University of Science and Technology.

Mr. Jun Li has worked with Fanhua since 2008, and has previously served as chief technology officer of Fanhua Insurance Sales Service Group Company Limited and Baowang, the company’s online insurance distribution platform, general manager of Fanhua’s Information Technology Department and director of Fanhua’s Information Center. Prior to joining Fanhua, he had served as head of technology development in several leading life insurance companies in China. Mr. Li holds a master’s degree of Computer Application from Wuhan University, and certificates for Senior Engineer, System Analyst, and Certified Database Tuning Expert.

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented: “I would like to welcome Mr. Liu and Mr. Li to join the management team. Over the past decade, Mr. Liu and Mr. Li have demonstrated high levels of leadership and professional skills. We are confident that their wisdom and experience will be fully utilized in achieving our aspiration to become a professionalized and digitalized company that demonstrates high growth, as we implement in full strength of our growth strategy of “Professionalization, Digitalization and Open Platform” to seize the burgeoning growth opportunities driven by the rising demand for elderly care, legacy management and family asset allocation services in the next decade.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

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Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2021, our distribution and service network consisted of 771 sales outlets covering 23 provinces [,autonomous regions and centrally administered municipalities] [KE note: the words in highlight appear in the Q4 ER. Consider including those to keep the description consistent] and 109 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

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